CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE NINE MONTHS ENDED SEPT. 30, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Earnings from continuing operations	$119,080		$154,316
Income taxes	65,906		76,974
Total earnings from continuing operations before income taxes	$184,986		$231,290
Fixed charges:
Interest	$56,033		$73,140
Amortization of debt expense, premium, net	2,219		3,113
Portion of rentals representative of an interest factor	391		489
Interest of capitalized lease	273		488
Total fixed charges	$58,916		$77,230
Total earnings from continuing operations before income taxes and fixed charges	$243,902		$308,520	*
Ratio of earnings to fixed charges	4.14	X	3.99	X
* The amortization of capitalized interest of $447 thousand was removed.